NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 11, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 31, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between TELUS International (Cda) Inc and Telus Corporation became effective on October 31, 2025. Each Subordinate Voting Share of TELUS International (Cda) Inc was converted into either a Cash Election of USD $4.50 per share, without interest, less any applicable fee, and tax; a Stock Election of 0.273 of a common share of TELUS Corporation, subject to proration such that no more than 25% of the aggregate Consideration to be paid to the Shareholders will consist of TELUS Corporation Shares; or a Mixed Election of USD $2.25 in cash and 0.136 of a common share of TELUS Corporation, subject to proration such that no more than 25% of the aggregate Consideration to be paid to the Shareholders will consist of TELUS Corporation Shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 31, 2025.